Mail Stop 3561

April 5, 2007

Mr. Thomas J. McInerney
Executive Vice President and Chief Financial Officer
152 West 57th Street
New York, New York 10019

      Re: IAC/INTERACTIVECORP
              Form 10-K for the year ended December 31, 2006
              Filed March 1, 2007
              File No. 000-20570

Dear Mr. McInerney:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis

- Results of Operations for the Years Ended December 31, 2006, 2005 and 2004, page 39

1. Please expand your discussion of selling and marketing, and general and administrative expenses in future filings to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, compensation and any other significant components that would enable readers to understand your business better. For example, you state that selling and marketing expense increased in 2006 due to the inclusion of IAC Search & Media and Cornerstone brands, and increases in marketing spending at Lending and Personals, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Also, please quantify factors such as price, mix, and volume changes that affect the changes in revenue in year over year comparison. Additionally, quantify the factors that affect Operating Income Before Amortization in your discussion of results of operations by segment.

2. In future filings, please discuss and analyze revenue and cost of sales (rather than gross profit) separately for each segment. Because margins are impacted by both revenue and cost of sales, we believe a separate discussion of cost of sales results would be beneficial.

– Critical Accounting Policies and Estimates, page 62

3. In light of the significant balance of accounts receivable and disclosure in Note 2 that the allowance for doubtful accounts is a significant estimate, please consider revising your disclosure of critical accounting policies and estimates in future filings to include a discussion of your accounting for accounts receivable, specifically the allowance for doubtful accounts.

Consolidated Financial Statements

Consolidated Statement of Operations, page 69

4. We note that cost of sales for both products and services does not appear to include depreciation expense. In future filings, please revise to present cost of sales as "cost of sales (exclusive of depreciation shown separately below)" on the face of the statements of operations to avoid placing undue emphasis on "cash flow." See Staff Accounting Bulletin Topic 11B.

Consolidated Balance Sheets, page 71

5. We note your balance of other accrued liabilities is 28% of total current liabilities. In your notes to the financial statements in future filings, please separately disclose any amounts greater than 5% of current liabilities.

Consolidated Statements of Shareholders' Equity, page 72

6. We note your disclosure that you recorded a $17.8 million reduction to the amount distributed to Expedia shareholders in 2006 due to a reduced tax liability, and the amount is included in the statement of shareholders' equity as an increase to additional paid-in capital. Please provide us specific details as to the nature and terms of this transaction. Also, tell us how you accounted for the transaction and explain in detail why you believe the treatment used was appropriate.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies
- Revenue Recognition, page 77

7. We note your disclosure that revenue from Retailing is recorded when products are shipped. Please tell us, and disclose in your notes to the financial statements in future filings, the point at which the title of the product passes to the customer. Also, please indicate in your response and revised disclosure, the shipping terms of the products and why you believe it is appropriate to recognize revenue at the time of shipment.

8. Tell us and disclose in future filings the "estimated economic life" or period over which ServiceMagic's activation revenue is being recognized as revenue. As part of your response, please explain how you determined the expected economic life of your new network members.

- Advertising, page 83

9. We note your disclosure that catalog costs are capitalized on a catalog by catalog basis and are amortized over the expected period of future benefits. Please tell us and revise future filings to disclose the periods over which your capitalized catalog costs are being amortized to expense. As part of your response, you should also explain why you believe the period you are using is appropriate. Also, in future filings, please disclose the amount of advertising costs reported as an asset for each balance sheet presented. See paragraph 49 of SOP 93-7.

<u>– Amortization of Non-Cash Marketing, page 83</u>

10. We note your disclosure that amortization of non-cash marketing consists of non-cash advertising secured from Universal Television as part of the transaction pursuant to which VUE was created, and the subsequent transaction by which IAC sold its partnership interests in VUE. We also note from Note 14 that you received $115 million worth of advertising time to be provided by NBC Universal over a three-year period. In light of the fact that the sale of your interest in VUE occurred on June 7, 2005, please tell us if there was any non-cash marketing amortization recorded during the period June 8, 2005 through December 31, 2005. If so, please tell us where the amount is recorded on the statement of operations. If there was no expense recognized during 2005, please explain why.

<u>Note 4. Adoption of SFAS No.123R and Stock-Based Compensation, page 89</u>

11. We note the disclosure indicating that in connection with the Spin-off, all outstanding share-based instruments of the Company were modified and the Company recorded a pre-tax modification charge of $67.0 million related to the treatment of vested stock options. Please explain in further detail the nature and terms of the modifications that were made to the Company's share-based instruments in connection with the Spin-off transaction. Also, please explain how the amount of the $67 million modification charge recognized in connection with the spin-off transaction was calculated or determined.

<u>Note 5. Goodwill and Intangible Assets, page 95</u>

12. We note from your table of changes in the carrying amount of goodwill that there was a deduction of $187 million during 2006 in the Media & Advertising segment. Please explain to us, and disclose in future filings, the nature of this deduction.   If the deductions relate to purchase price adjustments related to recent acquisitions, please explain the facts and circumstances that resulted in the purchase price adjustments.

<u>Note 10. Discontinued Operations, page 110</u>

13. We note your disclosure that during the fourth quarter of 2006, iBuy was classified as held for sale. Please tell us why the assets and liabilities of iBuy have not been separately presented as held for sale on the face of the balance sheet at December 31, 2006 or disclosed in Note 10. See paragraph 46 of SFAS No. 144.

Note 13. Shareholders' Equity, page 115

14. Please consider revising the notes to your financial statements in future filings to include a rollforward analysis of the activity involving your stock warrants during the various periods presented. This analysis should be presented in a level of detail consistent with that provided for your outstanding stock options in Note 4 and should show the activity involving warrants granted, exercised and forfeited and expired during the various periods presented in your financial statements.

Note 14. Equity Investments In Unconsolidated Affiliates, page 118

15. We note that you account for your 3.17% investment in Points (Canada) using the equity method of accounting. Please tell us why you believe it is appropriate to use the equity method of accounting for your ownership interest in Points, including why you believe you have the ability to exercise significant influence over the operating and financial matters of the investee. As part of your response, please tell us how much of the equity in income of unconsolidated affiliates recorded on the statement of operations for the year ended December 31, 2006 relates to your interest in Points.

Note 15. Long-Term Obligations and Short-Term Borrowings, page 120

16. We note your disclosure that LendingTree Loans is required to maintain various financial and other covenants under the terms of the committed lines of credit. In future filings, please disclose the nature of these restrictive covenants. See paragraphs 18-19 of SFAS No. 5.

Note 18. Contingencies, page 125

17. We note from Item 3 that you have several pending litigation matters. Please tell us if you have any amounts accrued for these litigation matters. If no accrual has been recorded, or if an exposure to loss exists in excess of the amount accrued, the following disclosures should be made in your notes to the financial statements in future filings, when there is at least a reasonable possibility that a loss or an additional loss may have been incurred:
   - The nature of the contingency
   - An estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made

See paragraph 10 of SFAS No. 5. In addition, in future filings, please provide an assessment regarding the potential impact of your pending litigation on your financial statements as a whole (i.e., with regards to your financial condition and liquidity, in addition to your results of operations).

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       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

       Sincerely,

       Linda Cvrkel
       Branch Chief